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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. __)

                               Sapient Corporation
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   803062 10 8
                              ---------------------
                                 (CUSIP Number)



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                                  SCHEDULE 13G

CUSIP No. 803062 10 8                                         Page 2 of 11
          -----------                                             ---  ---

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1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     J. Stuart Moore
     ###-##-####

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2.   Check the Appropriate Box if a Member of a Group - Not Applicable

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3.   SEC Use Only

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4.   Citizenship or Place of Organization

     United States of America

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Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power:

     2,985,309 Shares (Includes 980,182 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust-1996, of which Mr. Moore is the sole Trustee.)
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6.   Shared Voting Power:

     0 Shares.  Mr. Moore's wife shared voting control over 4,000 shares held by the J. Stuart Moore Irrevocable Trust of which she is a co-trustee.
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CUSIP No. 803062 10 8                                              Page 3 of 11
          -----------                                                  ---  ---

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7.   Sole Dispositive Power

     2,985,309 Shares (Includes 980,182 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust-1996, of which Mr. Moore is the sole trustee.)

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8.   Shared Dispositive Power

     278,441 Shares (Composed of 265,108 shares held by the J. Stuart Moore
     Two Year Qualified Annuity Trust-1996, and 13,333 shares held by the
     J. Stuart Moore Remainder Trust. Mr. Moore is a co-trustee of each of these trusts and shares dispositive power over the shares held by the trusts.) Mr. Moore's wife has shared dispositive control over 4,000 shares held by the J. Stuart Moore Irrevocable Trust, of which she is a co-trustee.

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     Mr. Moore has or shares voting or investment control over 3,263,750 Shares (Includes 265,108 shares held by the J. Stuart Moore Two Year Qualified Annuity Trust-1996, 980,182 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust-1996 and 13,333 shares held by the J. Stuart Moore Remainder Trust.) Mr. Moore's wife has or shares voting or investment control with respect to 4,000 shares held by the J. Stuart Moore Irrevocable Trust of which she is a co-trustee.

     Mr. Moore disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.

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10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable
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11.  Percent of Class Represented by Amount in Row 9.

     28.4%
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12.  Type of Reporting Person.
     IN
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CUSIP No. 803062 10 8                                             Page 4 of 11
          -----------                                                 ---  ---

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1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     J. Stuart Moore Eight Year Qualified Annuity Trust-1996
     ###-##-####
--------------------------------------------------------------------------------


2.   Check the Appropriate Box if a Member of a Group - Not Applicable

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3.   SEC Use Only

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4.   Citizenship or Place of Organization

     Commonwealth of Massachusetts

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Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power:

     980,182 Shares (voting control of these shares is held by Mr. Moore, the sole trustee of the trust).

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6.   Shared Voting Power:

     0 Shares
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CUSIP No. 803062 10 8                                            Page 5 of 11
          -----------                                                ---  ---

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7.   Sole Dispositive Power

     980,182 Shares (dispositive control of these shares is held by Mr. Moore, the sole trustee of the trust).

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8.   Shared Dispositive Power

     0 Shares
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     980,182 shares are held by the J. Stuart Moore Eight Year Qualified Annuity Trust-1996.
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10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable
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11.  Percent of Class Represented by Amount in Row 9.

     8.5%
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12.  Type of Reporting Person.

     OO
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CUSIP No. 803062 10 8                                            Page 6 of 11
          -----------                                                ---  ---

                                  SCHEDULE 13G


Item 1.
     (a)  Name of Issuer:
          --------------

          Sapient Corporation


Item 1.
     (b)  Address of Issuer's Principal Executive Offices:
          -----------------------------------------------

          One Memorial Drive
          Cambridge, Massachusetts 02142


Item 2.
     (a)  Name of Person Filing:
          ---------------------

          J. Stuart Moore for himself and on behalf of

          the J. Stuart Moore Eight Year Qualified Annuity Trust-1996

Item 2.
     (b)  Address of Principal Business Office or, if None, Residence:
          -----------------------------------------------------------
          J. Stuart Moore
          c/o Sapient Corporation
          One Memorial Drive
          Cambridge, Massachusetts 02142


          The J. Stuart Moore Eight Year Qualified Annuity Trust-1996 receives its mail c/o Mr. Moore.

Item 2.
     (c)  Citizenship:
          -----------

          Mr. Moore is a  citizen of the United States of America.

          The J. Stuart Moore Eight Year Qualified Annuity Trust-1996 is organized under the laws of the Commonwealth of Massachusetts.


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CUSIP No. 803062 10 8                                            Page 7 of 11
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Item 2.
     (d)  Title of Class of Securities:
          ----------------------------

          Common Stock, $.01 par value per share

Item 2.
     (e)  CUSIP Number:
          ------------

          803062 10 8

Item 3:

          Not Applicable

Item 4.  Ownership:
         ---------

          (a) Amount Beneficially Owned:

          Mr. Moore has or shares voting or investment control over 3,263,750 Shares (Includes 265,108 shares held by the J. Stuart Moore Two Year Qualified Annuity Trust-1996, 980,182 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust-1996 and 13,333 shares held by the J. Stuart Moore Remainder Trust). Mr. Moore's wife has or shares voting or investment control with respect to 4,000 shares held by the J. Stuart Moore Irrevocable Trust, of which she is a co-trustee. Mr. Moore disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.

          The J. Stuart Moore Eight Year Qualified Annuity Trust-1996 holds 980,182 shares.

CUSIP No. 803062 10 8                                            Page 8 of 11
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     (b) Percent of Class:

          Mr. Moore has or shares voting or investment control over shares representing 28.4% of the issuer's outstanding stock.

          The J. Stuart Moore Eight Year Qualified Annuity Trust-1996 holds shares representing 8.5% of the issuer's outstanding stock.

     (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               Mr. Moore has sole power to direct the vote of 2,985,309 shares. (Includes 980,182 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust-1996, of which Mr. Moore is the sole trustee.)

         (ii)  shared power to vote or to direct the vote:

               Mr. Moore has shared power to direct the vote of 0 shares. Mr. Moore's wife has shared voting control over 4,000 shares held by the J. Stuart Moore Irrevocable Trust, of which she is a co-trustee.


        (iii)  sole power to dispose or to direct the disposition of:

               Mr. Moore has sole power to dispose of 2,985,309 shares. (Includes 980,182 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust-1996, of which Mr. Moore is the sole trustee.)


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CUSIP No. 803062 10 8                                             Page 9 of 11
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          (iv) shared power to dispose or to direct the disposition of:

               Mr. Moore has shared dispositive power over 278,441 Shares (Composed of 265,108 shares held by the J. Stuart Moore Two Year Qualified Annuity Trust-1996, and 13,333 shares held by the J. Stuart Moore Remainder Trust. Mr. Moore is a co-trustee of each of these trusts and shares dispositive power over the shares held by the trusts.) Mr. Moore's wife has shared dispositive control over 4,000 shares held by the J. Stuart Moore Irrevocable Trust, of which she is a co-trustee.


Item 5.  Ownership of Five Percent or Less of a Class:
         --------------------------------------------

          Not Applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
         ---------------------------------------------------------------

          During the terms of the J. Stuart Moore Two Year Qualified Annuity Trust-1996 and the J. Stuart Moore Eight Year Qualified Annuity Trust-1996 Mr. Moore is the only beneficiary of such trusts.

          Mr. Moore's children are the beneficiaries of the J. Stuart Moore Remainder Trust.

          Mr. Moore's wife and children are the beneficiaries of the J. Stuart Moore Irrevocable Trust.

CUSIP No. 803062 10 8                                            Page 10 of 11
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Item 7.  Identification and Classification of the Subsidiary which Acquired the
         Security Being Reported by the Parent Holding Company:
         ----------------------------------------------------------------------

         Not Applicable


Item 8.  Identification and Classification of Members of the Group:
         ---------------------------------------------------------

         Not Applicable


Item 9.  Notice of Dissolution of Group:
         ------------------------------

         Not Applicable

Item 10. Certification:
         -------------

         Not Applicable



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CUSIP No. 803062 10 8                                           Page 11 of 11
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 13, 1997
                                             -----------------------------------
                                             Date


                                             /s/ J. Stuart Moore
                                             -----------------------------------
                                             J. Stuart Moore, individually and
                                             as a trustee of the J. Stuart
                                             Moore Two Year Qualified Annuity
                                             Trust-1996, the J. Stuart Moore
                                             Eight Year Qualified Annuity
                                             Trust-1996 and the J. Stuart Moore
                                             Remainder Trust